 Exhibit 99.49

Volaris announces adjustments in hedging relationships in respect of non-derivative financial instruments, which resulted in a benefit

Mexico City, Mexico. October 5, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, announces the following adjustments to its hedging relationships in respect of non-derivative financial instruments.

In accordance with IFRS 9, Volaris determined that as of June 30, 2020 certain of its non-derivative financial instruments designated as hedging relationships were no longer effective at offsetting the hedged risk. These accounting changes were due to lower jet fuel consumption than anticipated, which was directly related to the adverse effect of COVID-19. The impact of this adjustment for the six months ended June 30, 2020 was a benefit of Ps.120 million in the Company’s net loss for the period. This amount was reclassified from other comprehensive income to comprehensive financial result. Further, Ps.53 million were also reclassified from other comprehensive income to operating expenses as a result of the completion of a forecasted transaction designated in a hedge relationship.

The adjustments are presented below:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited adjusted figures (In millions of Mexican pesos)	Three months ended June 30, 2020 (Reported)	Adjustments	Three months ended June 30, 2020
Total operating revenues	1,526	-	1,526
Operating expenses	3,873	(53)	3,820
Operating loss	(2,347)	53	(2,294)
Comprehensive financial result	(1)	120	119
Income tax benefit	704	(52)	653
Net loss	(1,644)	121	(1,523)

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

Unaudited adjusted figures (In millions of Mexican pesos)	At June 30, 2020 (Reported)	Adjustments	At June 30, 2020
Assets
Total current assets	15,522	-	15,522
Total non-current assets	52,261	(52)	52,209
Total assets	67,783	(52)	67,731
Liabilities
Total short-term liabilities	25,124	-	25,124
Total long-term liabilities	46,827	-	46,827
Total liabilities	71,951	-	71,951
Equity
Capital stock	2,974	-	2,974
Other capital accounts	1,967	-	1,967
Retained losses	(2,698)	121	(2,577)
Accumulated other comprehensive losses	(6,409)	(173)	(6,582)
Total equity	(4,167)	(52)	(4,219)

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations March 2006, Volaris has increased its routes from five to more than 142 and its fleet from four to 84 aircraft. Volaris offers more than 304 daily flight segments on routes that connect 41 cities in Mexico and 21 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100